UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 30, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-9247
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CA, Inc., One CA Plaza, Islandia, New York 11749

Report of Independent Registered Public Accounting Firm
CA Savings Harvest Plan Committee
CA Savings Harvest Plan:
We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of March 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of March 30, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
September 23, 2008

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
March 30, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Mutual funds	$887,186,578	$927,337,301
CA common stock	108,344,259	122,507,293
Participant loans	13,932,075	13,863,132

Total investments	1,009,462,912	1,063,707,726
Contributions receivable:
Employer	18,731,002	23,067,273
Participant	2,663,244	—

Total contributions receivable	21,394,246	23,067,273

Restitution receivable (Note 7)	46,527	—

Total assets	1,030,903,685	1,086,774,999
Liabilities:
Administrative fees payable	83,500	59,873

Net assets available for benefits	$1,030,820,185	$1,086,715,126

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended March 30, 2008 and 2007

	2008	2007
Additions to assets available for benefits:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$(134,862,479)	$(15,725,322)
Dividend income	86,016,842	79,151,212
Participant loan interest	1,036,698	1,029,504

Total investment income/(loss)	(47,808,939)	64,455,394
Contributions:
Participants	67,359,132	74,817,942
Employer	29,823,171	34,004,548

Total contributions	97,182,303	108,822,490
Restitution (Note 7)	4,290,141	—

Total additions	53,663,505	173,277,884

Deductions from assets available for benefits:
Benefits paid to participants	109,075,524	97,361,499
Administrative expenses	482,922	245,946

Total deductions	109,558,446	97,607,445

Net increase (decrease)	(55,894,941)	75,670,439
Net assets available for benefits at beginning of year	1,086,715,126	1,011,044,687

Net assets available for benefits at end of year	$1,030,820,185	$1,086,715,126

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
March 30, 2008 and 2007
(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (the Plan), provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan, which has a fiscal year-end of March 30, is a defined contribution plan covering all eligible salaried U.S. employees of CA, Inc. (the Company). Employees are eligible to participate in the Plan with respect to pre and after tax contributions effective on their hire date. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (Plan Committee) which consists of employees of the Company. The trustee of the Plan is Fidelity Management Trust Company.

(b)	Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $15,500 for each of the calendar years ended December 31, 2008 and 2007. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,000 for each of the calendar years ended December 31, 2008 and 2007. Participants may also contribute on an after-tax basis.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s base compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended March 30, 2008 was $13,925,913 of which $2,355,647 was funded from plan forfeitures. The total matching contribution for the plan year ended March 30, 2007 was $13,453,446 of which $2,516,171 was funded from plan forfeitures.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the board of directors of the Company may, in its sole discretion, determine. The discretionary contribution for the plan year ended March 30, 2008 was $18,252,918 which was paid in the form of 756,754 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on March 30 of that year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution for the plan year ended March 30, 2008 was allocated directly to the CA Stock Fund and funded into each participant’s account on June 16, 2008. Subsequent to this initial allocation, the participants of the Plan have the ability to re-direct these investments into the other investment options. The discretionary contribution for the plan year ended March 30, 2007 was $23,067,273 which was paid in the form of 869,478 shares of common stock of the Company.

A total restitution amount of $4,290,141 was allocated to the Plan during and shortly after the end of this plan year as part of the deferred prosecution agreement between CA and the U.S. Attorney’s office, which is detailed in note (7).
(c)	Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company vest as follows as of March 30, 2008. Please see the “Subsequent Events” note (note (8)) for more information on the vesting schedule after March 30, 2008.

After years
Percent vested	of service
0%	Less than 2
20%	2
40%	3
60%	4
80%	5
100%	6
In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

(d)	Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Such balance includes contributions, earnings and losses, and if applicable, expenses, allocated to each participant’s account. Allocation of earnings, losses, and expenses is based upon the percentage investment that each participant’s account balance bears to the total of all participant account balances. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce future Company contributions and pay for the Plan’s administrative expenses.

(e)	Investment Options

The assets of the Plan are held in custody by Fidelity Management Trust Company. As of March 30, 2008 participants were able to invest in any of the following investment fund options:

Fidelity Retirement Money Market Portfolio – invests in U.S. dollar denominated money market securities and repurchase agreements.

Fidelity Intermediate Bond Fund – invests at least 80% of its assets in investment grade debt securities and repurchase agreements.

Fidelity Puritan Fund – invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Dodge and Cox Stock Fund – invests at least 80% of its assets in common stocks.

Fidelity Growth and Income Portfolio – invests a majority of its assets in common stocks, and may invest in bonds.

Fidelity Spartan U.S. Equity Index Fund – invests at least 80% of its assets in common stocks included in the Standard and Poor’s 500 index.

American Funds Growth Fund of America – invests primarily in common stocks.

Artisan Mid Cap Fund – invests primarily in companies that have market capitalizations between $600 million and $6 billion.

Fidelity Low Priced Stock Fund – invests at least 80% of its assets in what the Company believes to be low-priced stocks.

Fidelity Magellan Fund – invests primarily in common stocks of domestic and foreign issuers.

Fidelity Small Cap Stock Fund – invests at least 80% of its assets in common stocks of companies with small market capitalizations.

Hotchkis and Wiley Mid Cap Value Fund – invests in mid-sized companies with market capitalizations similar to those found in the Russell Midcap Index.

Fidelity Diversified International Fund – invests primarily in foreign securities, primarily in common stock.

American Beacon Small Cap Value Fund – invests at least 80% of its assets in equity securities of US companies with market capitalization of $2.6 Billion or less.

CA Stock Fund – invests solely in the common stock of the Company.

Participants may direct contributions or transfer their current investment balances between funds on a daily basis.

The Fidelity Low Priced Stock Fund is closed to new investors effective July 30, 2004. Participants who had a position in the fund on July 30, 2004 are able to continue to invest in the fund.

(f)	Payment of Benefits

The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant’s retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal criteria in the Plan.

(g)	Participant Loans

Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his/her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rate on plan loans at March 30, 2008 was 7.00%. All loans are being repaid in equal semimonthly installments, generally through payroll deductions and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of March 30, 2008 and 2007 bore interest ranging from 5.00% to 10.50%, and the terms range from 1 to 20 years. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $38,125 and $39,521 for the plan years ended March 30, 2008 and 2007, respectively.

(h)	Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration.

(i)	Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (Matching and Discretionary) will be forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have 5 consecutive Break-in-Service Years. At March 30, 2008 and 2007 forfeited non-vested accounts totaled $391,203 and $237,638 respectively, and are available to fund future matching contributions and to pay administrative expenses of the Plan as noted above.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, the Company does not expect the provisions of FAS 157 to have a material effect on the Plan’s financial statements.

(c)	Investments Valuation and Income Recognition

Investments in mutual funds and CA common stock are stated at fair value based upon quoted prices in published sources. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned.

(d)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
(3)	Investments

The following individual investments exceeded 5% of the Plan’s assets available for benefits at March 30, 2008 and 2007:

	2008	2007
Mutual funds:
Fidelity Retirement Money Market Portfolio	$194,477,016	$173,589,671
Fidelity Puritan Fund	78,424,323	85,648,278
Fidelity Intermediate Bond	54,390,428	*
Fidelity Growth and Income Portfolio	*	64,766,040
Spartan U.S. Equity Index Fund	73,017,447	84,584,037
Dodge and Cox Stock Fund	69,256,752	84,284,926
Fidelity Magellan Fund	80,383,687	79,496,725
Fidelity Diversified International Fund	142,179,798	142,678,079
Hotchkis and Wiley Mid Cap Value Fund	*	60,665,148
CA common stock	108,344,259	122,507,293

*	Investment did not exceed 5% of the Plan’s Net Assets for this period.
     During the plan years ended March 30, 2008 and 2007, the Plan’s investments depreciated in value (including investments bought, sold, and held during the year) as follows:

	2008	2007
Mutual funds	$(118,715,548)	$(15,612,109)
CA common stock	(16,146,931)	(113,213)

	$(134,862,479)	$(15,725,322)

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company (FMTC). Investment management fees and costs of administering the mutual funds are paid to Fidelity Investments from the mutual funds and are reflected in the net appreciation/depreciation of the mutual funds. FMTC is the trustee as defined by the Plan and a party-in-interest with respect to the Plan. Fees paid by the Plan to FMTC were $302,330 and $227,124 for the plan years ended March 30, 2008 and 2007, respectively, and include participant fees and recordkeeping and administrative costs. The Plan also holds shares of CA common stock, the Plan Sponsor, and is a party-in-interest with respect to the Plan. All transactions with Fidelity and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable provisions of the IRC.

(6)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. At March 30, 2008 and 2007 approximately 10.86% and 11.3% respectively, of the Plan’s net assets were invested in the common stock of CA, Inc. The underlying value of the CA, Inc. common stock is entirely dependent upon the performance of CA, Inc. and the market’s evaluation of such performance.

The plan invests indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(7)	Litigation

Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004 — Background

The Company, its former Chairman and CEO Charles B. Wang, its former Chairman and CEO Sanjay Kumar, its former Chief Financial Officer Ira Zar, and its Vice Chairman and Founder Russell M. Artzt were defendants in one or more stockholder class action lawsuits filed in July 1998, February 2002, and March 2002 in the United States District Court for the Eastern District of New York (the Federal Court), alleging, among other things, that a class consisting of all persons who purchased the Company’s Common Stock during the period from January 20, 1998 until July 22, 1998 were harmed by misleading statements, misrepresentations, and omissions regarding the Company’s future financial performance.

In addition, in May 2003, a class action lawsuit captioned John A. Ambler v. Computer Associates International, Inc., et al. was filed in the Federal Court. The complaint in this matter, a purported class action on behalf of the Plan and the participants in, and beneficiaries of, the Plan for a class period from March 30, 1998 through May 30, 2003, asserted claims of breach of fiduciary duty under the federal Employee Retirement Income Security Act (ERISA). The named defendants were the Company, the Company’s Board of Directors, the Plan, the Administrative Committee of the Plan, and the following current or former employees and/or former directors of the Company: Messrs. Wang, Kumar, Zar, Artzt, Peter A. Schwartz, and Charles P. McWade; and various unidentified alleged fiduciaries of the Plan. The complaint alleged that the defendants breached their fiduciary duties by causing the Plan to invest in Company securities and sought damages in an unspecified amount.

A stockholder derivative lawsuit was filed by Charles Federman against certain current and former directors of the Company, based on essentially the same allegations as those contained in the February and March 2002 stockholder lawsuits discussed above. This action was commenced in April 2002 in the Delaware Chancery Court, and an amended complaint was filed in November 2002. The defendants named in the amended complaint were The Honorable Alfonse M. D’Amato and former Company directors Shirley Strum Kenny and Messrs. Wang, Kumar, Artzt, Willem de Vogel, Richard Grasso, Roel Pieper, and Lewis S. Ranieri. The Company was named as a nominal defendant. The derivative suit alleged breach of fiduciary duties on the part of all the individual defendants and, as against the former management director defendants, insider trading on the basis of allegedly misappropriated confidential, material information. The amended complaint sought an accounting and recovery on behalf of the Company of an unspecified amount of damages, including recovery of the profits allegedly realized from the sale of Common Stock.

On August 25, 2003, the Company announced the settlement of the above-described class action lawsuits against the Company and certain of its present and former officers and directors, alleging misleading statements, misrepresentations, and omissions regarding the Company’s financial performance, as well as breaches of fiduciary duty. At the same time, the Company also announced the settlement of a derivative lawsuit, in which the Company was named as a nominal defendant, filed against certain present and former officers and directors of the Company, alleging breaches of fiduciary duty and, against certain management directors, insider trading, as well as the settlement of an additional derivative action filed by Charles Federman that had been pending in the Federal Court. As part of the class action settlement, which was approved by the Federal Court in December 2003, the Company agreed to issue a total of up to 5.7 million shares of Common Stock to the stockholders represented in the three class action lawsuits, including payment of attorneys’ fees. The Company has completed the issuance of the settlement shares as well as payment of $3.3 million to the plaintiffs’ attorneys in legal fees and related expenses. In settling the derivative suits, which settlement was also approved by the Federal Court in December 2003, the Company committed to maintain certain corporate governance practices.

Under the settlement, the Company, the individual defendants and all other current and former officers and directors of the Company were released from any potential claim by stockholders arising from accounting-related or other public statements made by the Company or its agents from January 1998 through February 2002 (and from March 11, 1998 through May 2003 in the case of the employee ERISA action). The individual defendants were released from any potential claim by or on behalf of the Company relating to the same matters.

On October 5, 2004 and December 9, 2004, four purported Company stockholders served motions to vacate the Order of Final Judgment and Dismissal entered by the Federal Court in December 2003 in connection with the settlement of the derivative action. These motions primarily sought to void the releases that were granted to the individual defendants under the settlement. On December 7, 2004, a motion to vacate the Order of Final Judgment and Dismissal entered by the Federal Court in December 2003 in connection with the settlement of the 1998 and 2002 stockholder lawsuits discussed above was filed by Sam Wyly and certain related parties (the “Wyly Litigants”). The motion sought to reopen the settlement to permit the moving stockholders to pursue individual claims against certain present and former officers of the Company. The motion stated that the moving stockholders did not seek to file claims against the Company. On June 14, 2005, the Federal Court granted movants’ motion to be allowed to take limited discovery prior to the Federal Court’s ruling on these motions (the 60(b) Motions).

The Government Investigation — DPA Concluded

In September 2004, the Federal Court approved a deferred prosecution agreement (DPA) between the Company and the United States Attorney’s Office (USAO) and a consent to enter into a final judgment (Consent Judgment) in a parallel proceeding brought by the Securities and Exchange Commission (SEC) regarding certain of the Company’s past accounting practices, including its revenue recognition policies and procedures during certain periods prior to the adoption of the Company’s new business model (as described in the Company’s Annual Report on Form 10-K) in October 2000. The DPA and the Consent Judgment resolved the USAO and SEC investigations into those past accounting practices and obstruction of their investigations. In May 2007, based upon the Company’s compliance with the terms of the DPA, the Federal Court ordered dismissal of the charges that had been filed against the Company in connection with the DPA and the DPA expired. The injunctive provisions of the Consent Judgment permanently enjoining the Company from violating certain provisions of the federal securities laws remain in effect.

Under the DPA, the Company established a $225 million fund for purposes of restitution to current and former stockholders of the Company. Pursuant to the DPA, the Company proposed and the USAO accepted, on or about November 4, 2004, the appointment of Kenneth R. Feinberg as Fund Administrator. Also, pursuant to the Agreements, Mr. Feinberg submitted to the USAO on or about June 28, 2005, a Plan of Allocation for the Restitution Fund (the Restitution Fund Plan). The Restitution Fund Plan was approved by the Federal Court on August 18, 2005. The Company’s payments to the restitution fund were allocated and distributed to certain current and former stockholders of the Company as determined by the Fund Administrator and approved by the Court. In January 2008, the Fund Administrator allocated approximately $4.2 million to the Plan, representing the portion of the Restitution Fund due to CA shareholders within the Plan. An additional sum of approximately $45,000 was allocated to the Plan subsequently by the Fund Administrator.

Derivative Actions Filed in 2004

In June and July 2004, three purported derivative actions were filed in the Federal Court by Ranger Governance, Ltd. (Ranger), Bert Vladimir and Irving Rosenzweig against certain current or former employees and/or directors of the Company (the Derivative Actions). In November 2004, the Federal Court issued an order consolidating the Derivative Actions. The plaintiffs filed a consolidated amended complaint (the Consolidated Complaint) on January 7, 2005. The Consolidated Complaint names as defendants Messrs. Wang, Kumar, Zar, Artzt, D’Amato, Stephen Richards, Ranieri and Steven Woghin; David Kaplan, David Rivard, Lloyd Silverstein; Michael A. McElroy; Messrs. McWade and Schwartz; Gary Fernandes; Robert E. La Blanc; Jay W. Lorsch; Kenneth Cron; Walter P. Schuetze; Messrs. de Vogel and Grasso; Roel Pieper; KPMG LLP; and Ernst & Young LLP. The Company is named as a nominal defendant. The Consolidated Complaint seeks from one or more of the defendants (1) contribution towards the consideration the Company had previously agreed to provide current and former stockholders in settlement of certain class action litigation commenced against the Company and certain officers and directors in 1998 and 2002 (see “— Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004”—Backround), (2) compensatory and consequential damages in an amount not less than $500 million in connection with the USAO and SEC investigations (see “— The Government Investigation — DPA Concluded”), (3) unspecified relief for violations of Section 14(a) of the Exchange Act for alleged false and material misstatements made in the Company’s proxy statements issued in 2002 and 2003, (4) relief for alleged breach of fiduciary duty, (5) unspecified compensatory, consequential and punitive damages based upon allegations of corporate waste and fraud, (6) unspecified damages for breach of duty of reasonable care, (7) restitution and rescission of the compensation earned under the Company’s executive compensation plan and (8) pursuant to Section 304 of the Sarbanes-Oxley Act, reimbursement of bonus or other incentive-based equity compensation and alleged profits realized from sales of securities issued by the Company. Although no relief is sought from the Company, the Consolidated Complaint seeks monetary damages, both compensatory and consequential, from the other defendants, including current or former employees and/or directors of the Company, Ernst & Young LLP and KPMG LLP in an amount totaling not less than $500 million.

The consolidated derivative action was stayed pending resolution of the 60(b) Motions, which have been denied (see “—Current Procedural Status of Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004 and Derivative Actions Filed in 2004” below). On February 1, 2005, the Company established a Special Litigation Committee of independent members of its Board of Directors to, among other things, control and determine the Company’s response to the Consolidated Complaint and the 60(b) Motions. On April 13, 2007, the Special Litigation Committee issued its reports, which announced the Special Litigation Committee’s conclusions, determinations, recommendations and actions with respect to the claims asserted in the Derivative Actions and in the 60(b) Motions. Also, in response to the Consolidated Complaint, the Special Litigation Committee served a motion which seeks to dismiss and realign the claims and parties in accordance with the Special Litigation Committee’s recommendations. As summarized below, the Special Litigation Committee concluded as follows:
•	The Special Litigation Committee has concluded that it would be in the best interests of the Company to pursue certain of the claims against Charles Wang (the Company’s former Chairman and CEO) and former officer Peter Schwartz.

•	The Special Litigation Committee has concluded that it would be in the best interests of the Company to pursue certain of the claims against the former Company executives who have pled guilty to various charges of securities fraud and/or obstruction of justice — including David Kaplan (CA’s former head of Financial Reporting), Stephen Richards (the Company’s former head of Worldwide Sales), David Rivard (the Company’s former head of Sales Accounting), Lloyd Silverstein (the Company’s former head of the Global Sales Organization), Steven Woghin (the Company’s former General Counsel) and Ira Zar (the Company’s former CFO). The Special Litigation Committee has determined and directed that these claims be pursued by the Company using counsel retained by the Company, unless the Special Litigation Committee is able to successfully conclude its ongoing settlement negotiations with these individuals.

•	The Special Litigation Committee has reached a settlement (subject to court approval) with Sanjay Kumar (the Company’s former Chairman and CEO), Charles McWade (the Company’s former head of Financial Reporting and business development) and Russell Artzt (currently Vice Chairman and Founder and a former member of the Company’s Board of Directors).

•	The Special Litigation Committee believes that the claims (the Director Claims) against current and former Company directors Kenneth Cron, Alfonse D’Amato, Willem de Vogel, Gary Fernandes, Richard Grasso, Shirley Strum Kenny, Robert La Blanc, Jay Lorsch, Roel Pieper, Lewis Ranieri, Walter Schuetze and Alex Vieux should be dismissed. The Special Litigation Committee has concluded that these directors did not breach their fiduciary duties and the claims against them lack merit.

•	The Special Litigation Committee has concluded that it would be in the best interests of the Company to seek dismissal of the claims against the Company’s former independent auditor, Ernst & Young LLP, the Company’s current independent auditors, KPMG LLP, Michael McElroy (the Company’s former senior vice president of the Legal department).
Current Procedural Status of Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004 and Derivative Actions Filed in 2004
By letter dated July 19, 2007, counsel for the Special Litigation Committee advised the Federal Court that the Special Litigation Committee had reached a settlement of the Derivative Actions with two of the three derivative plaintiffs — Bert Vladimir and Irving Rosenzweig. In connection with the settlement, both of these plaintiffs have agreed to support the Special Litigation Committee’s motion to dismiss and to realign. The Company has agreed to pay the attorney’s fees of Messrs. Vladimir and Rosenzweig in an amount up to $525,000 each. If finalized, this settlement would require approval of the Federal Court. On July 23, 2007, Ranger filed a letter with the Federal Court objecting to the proposed settlement. On October 29, 2007, the Federal Court denied the Special Litigation Committee’s motion to dismiss and realign, without prejudice to renewing the motion after a decision by the appellate court regarding the Federal Court’s decisions concerning the 60(b) Motions (see “—Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004 — Background”).

In a memorandum and order dated August 2, 2007, the Federal Court denied all of the 60(b) Motions and reaffirmed the 2003 settlements (the August 2 decision). On August 24, 2007, Ranger and the Wyly Litigants filed notices of appeal of the August 2 decision. On August 16, 2007, the Special Litigation Committee filed a motion to amend or clarify the August 2 decision, and the Company joined that motion. On September 12, 2007 and October 4, 2007, the Federal Court issued opinions denying the motions to amend or clarify. On September 18, 2007, the Wyly Litigants and Ranger filed notices of appeal of the September 12 decision. The Company filed notices of cross-appeal of the September 12 and October 4 decisions on November 2, 2007. The parties to the appeals and cross appeals are currently filing briefs.

(8)	Subsequent Events

Plan Amendments

Three Plan amendments were adopted during the Plan’s 2008 Fiscal Year (Amendments 9, 10 and 11). The 9th Amendment was effective December 2007 and Amendments 10 and 11 were effective March 31, 2008. Amendment 9 was to amend the Plan to provide for the allocation of certain restoration payments to CASH Plan participants who were CA, Inc. shareholders and entitled to receive payment in connection with the Deferred Prosecution Agreement between CA, Inc. and US Attorney’s Office. The 10th Amendment to the Plan added an ESOP portion/feature to the plan, which will subsequently contain all stock holdings in the Plan. The 11th Amendment introduced a new vesting schedule for employer matching and discretionary contributions applicable to all employer contributions made after March 31, 2008, as follows:

After years
Percent vested	of service
0%	Less than 1
33%	1
67%	2
100%	3
Fund Changes
Effective March 31, 2008, three of the investment options listed in note 1(e) were replaced, (the Fidelity Retirement Money Market Fund, the Fidelity Growth and Income Portfolio, and the Spartan U.S. Equity Index Fund were replaced by the Fidelity Institutional Money Market Fund, the Pyramis Institutional Large Cap Commingled Pool, and the Vanguard Institutional Index Fund, respectively) and a suite of eleven lifecycle investment options (Pyramis Index Lifecycle Commingled Pools 2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050) were added to the Plan. In addition, the default investment alternative in the Plan was changed from the Fidelity Retirement Money Market Fund to the applicable Pyramis Lifecycle Commingled Pool, determined based on a participant’s age. Also, effective August 28, 2008, the Fidelity Intermediate Bond Fund was replaced by the PIMCO Total Return Fund — Institutional Class.

Supplemental Schedule
CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (held at End of Year)
March 30, 2008

Identity of issuer,	Description of investment including
borrower, lessor or	maturity date, rate of interest, collateral,	Current
similar party	par, or maturity value	value
* Fidelity Investments	Fidelity Retirement Money Market Portfolio, 194,477,016 units	$194,477,016
* Fidelity Investments	Fidelity Intermediate Bond Fund, 5,390,528 units	54,390,428
* Fidelity Investments	Fidelity Puritan Fund, 4,466,078 units	78,424,323
* Fidelity Investments	Fidelity Growth and Income Portfolio, 2,022,176 units	49,017,535
* Fidelity Investments	Spartan U.S. Equity Index Fund 1,562,873 units	73,017,447
* Fidelity Investments	Fidelity Magellan Fund, 980,887 units	80,383,687
* Fidelity Investments	Fidelity Diversified International Fund, 3,954,932 units	142,179,798
* Fidelity Investments	Fidelity Small Cap Stock Fund 1,122,972 units	17,428,527
* Fidelity Investments	Fidelity Low Priced Stock Fund 321,928 units	12,159,205
Dodge and Cox	Dodge and Cox Stock fund 596,475 units	69,256,752
Artisan	Artisan Mid Cap Fund 1,589,178 units	42,510,508
American Funds	American Funds Growth Fund of America 977,731 units	30,241,229
Hotchkis and Wiley	Hotchkis and Wiley Mid Cap Value Fund 1,855,860 units	33,591,059
American Beacon	American Beacon Small Cap Value Fund 624,016 units	10,109,064
* CA, Inc.	CA Common Stock, 4,799,728 shares	108,344,259
* Plan participants	1,778 Loans to participants with interest rates ranging from
	5.00% to 10.5% and terms from 1 year to 20 years	13,932,075

	Total	$1,009,462,912

*	Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN
By:	/s/ James Hodge
Senior Vice President and Treasurer

Date: September 23, 2008

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm